Exhibit 21.1

Subsidiaries of Furiex Pharmaceuticals, Inc.

Subsidiary	Jurisdiction
APBI Holdings, LLC	North Carolina
Development Partners, LLC	Delaware
Genupro, Inc.	North Carolina